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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              -------------------
                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                   Under the Securities Exchange Act of 1934
                              -------------------
                         Kapson Senior Quarters Corp.
                           (Name of Subject Company)

                         Prometheus Acquisition Corp.
                         a wholly owned subsidiary of
                        Prometheus Senior Quarters, LLC
                                   (Bidder)

                         Common Stock, $.01 Par Value
        $2.00 Convertible Exchangeable Preferred Stock, $.01 Par Value
                       (Titles of Classes of Securities)

                              -------------------
             (CUSIP Number of Class of Securities) (Common Stock)

                     Robert P. Freeman and Murry N. Gunty
                c/o Lazard Freres Real Estate Investors L.L.C.
                       30 Rockefeller Plaza, 63rd Floor
                           New York, New York 10020
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                  Copies to:
                          Jonathan L. Mechanic, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                        New York, New York 10004 - 1980
                                (212) 859-8000

                                March 16, 1998
       (Date Of Event Which Requires Filing Statement On Schedule 14D-1)


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     This Amendment No. 1 supplements and amends the Tender Offer Statement in
Schedule 14D-1 relating to a tender offer by Prometheus Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Prometheus Senior Quarters, L.L.C., a Delaware limited liability company ("Parent"), to purchase all outstanding shares of (i) Common Stock, par value $.01 per share (the "Common Stock") and (ii) $2.00 Convertible Exchangable Preferred Stock, par value $.01 per share (the "Preferred Stock" and, together with the Common Stock, the "Shares"), of Kapson Senior Quarters Corp, a Delaware corporation (the "Company").

Item 3.  Past Contacts, Transactions or Negotiations With the Subject Company.

     Item 3 (a) is hereby amended to read in its entirety as follows:

         "(a) The information set forth in Section 9 ("Certain Information Concerning the Offeror and Parent") and Section 11 ("Background of the Offer; Past Contacts with the Company") of the Offer to Purchase is incorporated herein by reference."

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

     Item 7 is hereby amended to read in its entirety as follows:

         "The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Offeror and Parent"), Section 11 ("Background of the Offer; Past Contacts with the Company") and
         Section 13 ("The Merger Agreement and Related Agreements") of the Offer to Purchase is incorporated herein by reference."

Item 9.  Financial Statements of Certain Bidders.

     Item 9 is amended to read in its entirety as follows:

         "Not Applicable."

Item 10. Additional Information.

     Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase, incorporated by reference in Items 1 and 3 of the Schedule 14D-1, is hereby amended as follows:

         "None of Parent nor the Offeror nor any of their respective affiliates assumes any responsibility for the validity reasonableness, accuracy or completeness of the projections."

     Item 10(b) and 10(c) are hereby amended to read in their entirety as follows:

         "(b) The information set forth in Section 16 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

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         (c)    Not Applicable."

     Section 13 ("The Merger Agreement and Related Agreement") of the Offer to Purchase, incorporated by reference in Items 5, 6, 7 of the Schedule 14D-1, is hereby amended by adding the following sentence to the end of the first paragraph under the caption "The Stockholder Agreement":


         "Each of Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan is the owner of record of 1,283,333 shares of the Common Stock. Hebert and Jean Kaplan, the parents of the Kaplans, are owners of record of 300,001 shares of the Common Stock. Each of the Kaplans is deemed be the beneficial owner of shares of the Common Stock owned by the other Kaplans and by their parents. Therefore, each of Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan is deeed to be the beneficial owner of 4,150,000 shares of the Common Stock, which constitutes approximately 54% of the total number of shares of Common Stock outstanding."

     The second sentence of Section 15 ("Certain Conditions of The Offer") is hereby amended as follows:

         "Furthermore, notwithstanding any other term of the Offer, the Offeror shall not be required to accept for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist or shall occur and remain in effect."

Item 11. Material to be Filed as Exhibits.

     Item (c)(4) onwards in Item 11 are hereby amended to read in their entirety as follows:

         "(c)(4) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Glenn Kaplan.

         (c)(5) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Wayne L. Kaplan.

         (c)(6) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Evan A. Kaplan.

         (c)(7) Letter Agreement, dated as of February 23, 1998 among the Company, the Kaplans, the Offeror and Parent.

         (c)(8) Letter from Lazard Freres Real Estate Investors, L.L.C. to the Board of Directors of ARV Assisted Living Inc., dated October 29, 1997, amending and restating the terms of the letter agreement, dated September 30, 1997, between the same parties.

         (d)      None.

         (e)      Not applicable.

         (f)      None."

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 1998
                                  PROMETHEUS ACQUISITION CORP.

                                  By:  /s/ Robert P. Freeman
                                       ---------------------------------------
                                       Name: Robert P. Freeman
                                       Title: President

                                  PROMETHEUS SENIOR QUARTERS, LLC

                                  By:  LF STRATEGIC REALTY INVESTORS
                                       II L.P., its Sole Member

                                       By: LAZARD FRERES REAL ESTATE
                                           INVESTORS LLC, its General Partner

                                           By: /s/ Robert P. Freeman
                                               -------------------------------
                                               Name: Robert P. Freeman
                                               Title:   Principal

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                                 EXHIBIT INDEX


Exhibit      Description                                              Page No.
-------      -----------                                              --------
* (a)(1)     Offer to Purchase, dated March 2, 1998.

* (a)(2)     Letter of Transmittal relating to Common Stock and
             Preferred Stock.

* (a)(3)     Letter from Lazard Freres & Co. LLC, as Dealer
             Manager, to Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

* (a)(4)     Letter from Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees to Clients.

* (a)(5)     Notices of Guaranteed Delivery relating to Common
             Stock and Preferred Stock.

* (a)(6)     Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.

* (a)(7) Press Release issued by the Parent and the Company on February 24, 1998.

* (c)(1) Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998, among the Company, Parent and the Offeror.

* (c)(2) Second Amended and Restated Stockholder Agreement, dated as of February 23, 1998, between Parent and the Kaplans.

* (c)(3) Escrow Agreement, dated as of February 23, 1998, among the Kaplans, the Company and the Offeror.

* (c)(4) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Glenn
             Kaplan.

* (c)(5) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Wayne
             L. Kaplan.

* (c)(6) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Evan
             A. Kaplan.

* (c)(7) Letter Agreement, dated as of February 23, 1998 among the Company, the Kaplans, the Offeror and Parent.

* (d)        None.

* (e)        Not applicable.

* (f)        None.


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*    Previously filed.